

May 23, 2013

Via E-mail
George Yu
Chief Executive Officer
Cyto Wave Technologies, Inc.
201 Spear Street, Suite 1100
San Francisco, CA 94105

   Re: Cyto Wave Technologies, Inc.
     Amendment No. 3 to Registration Statement on Form 10
     Filed May 9, 2013
     Form 10-Q for Fiscal Quarter Ended March 31, 2013
     Filed May 13, 2013
     File No. 000-54907

Dear Mr. Yu:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form 10

Our Patents, page 8

1. Your revisions in response to prior comment 2 provide information regarding what your patents do not cover; however, it remains unclear what is covered by your intellectual property. As an example and not a comprehensive list of what you should clarify, would anyone who uses the carbon nanotube that you depict on page 5 be required to obtain a license from you? If not, do you require a license from someone else to use carbon nanotubes? What is proprietary to your business given technology like that addressed in patent numbers 8,178,342, 8,108,031, 7,491,502 and 7,264,794? Please revise as appropriate.

Risk Factors, page 14

2.   From page 4 of your Form 10-Q filed May 13, 2013, it appears that an increasing percentage of your cash is in offshore bank accounts. If your assets, officers or directors are located primarily outside the United States, please add an appropriate risk factor to alert investors to the impact on their ability to serve process, bring actions and enforce judgments based on the United States federal securities laws.

Form 10-Q for Fiscal Quarter Ended March 31, 2013

3.   Please reconcile your disclosure on pages ii and 1 regarding 3,136,316 outstanding shares with your disclosure on page 39 of your Form 10 regarding your recent sales of securities totaling 3,146,316 shares.

Disclosure Controls and Procedures, page 11

4.   We note your statement that the company's management has "concluded that [your] disclosure controls and procedures as of the end of the period covered by [the] report are not adequate due to the lack of segregation of duties among [your] limited staff."   It does not appear that your certifying officers have reached a conclusion whether your disclosure controls and procedures are effective or not effective. Please amend your filing to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures. We refer you to Item 307 of Regulation S-K. Also, if your disclosure controls and procedures are ineffective, please tell us what steps you are taking to make them effective.

5.   In this regard, we note your reference to a lack of segregation of duties. As required by Item 308 of Regulation S-K, in you next Form 10-K, please provide a more detailed discussion of any significant deficiencies or material weaknesses.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Frank Hariton, Esq.